[Arbor Realty Trust, Inc.]
333 Earle Ovington Blvd., Suite 900
Uniondale, New York 11553
April 5, 2010
Ms. Jessica Barberich
Mr. Mark Rakip
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Arbor Realty Trust, Inc. SEC Comment Letter Request for Extension File No. 1-32136
Dear Ms. Barberich and Mr. Rakip:
Arbor Realty Trust, Inc. (the “Company”) has received your letter, dated March 23, 2010 regarding the Company’s Form 10-K for the year ended December 31, 2008, Form 10-Q for the period ended June 30, 2009 and Form 10-Q for the period ended September 30, 2009. As per our conversation today, the Company hereby respectfully requests an extension of time to April 9, 2010 in order to respond to this letter thoroughly.
If you have any questions or would like further information, please contact me at (516) 506-4422.

Sincerely,
/S/ Paul Elenio
Paul Elenio
Chief Financial Officer